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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57281
5106l

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Management Resources, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

501 Great Road, Suite 201
(No. and Street)

North Smithfield	RI	02896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan S. Wardyga   401-356-1400
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiGennaro & Palumbo, LLP
(Name -- if individual, state last, first, middle name)

1300 Division Road, Suite 201,	West Warwick,	RI	02893
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Alan Wardyga_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wealth Management Resources, Inc. 09 (cw_ , as of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Alan J Wardyga
Signature

President
Title

Janice F. Hebert
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Accounting Controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- x (p) Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2009

Contents

	Page
Facing Page	1-2
Independent Auditor's Report	3
Financial Statements	
Statement of financial condition	4
Statement of income	5
Statement of changes in stockholders' equity	6
Statement of cash flows	7
Notes to financial statements	8-10
Supplemental information to financial statements:	
Computation of net capital pursuant to Rule15c3-1	11
Computation of reserve requirements for broker-deals under Rule 15c3-3	12
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	13-14
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15-16

DiGennaro & Palumbo, LLP

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

CERTIFIED PUBLIC ACCOUNTANTS

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Auditor's Report

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. (the Company) as of December 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiGennaro & Palumbo, LLP

West Warwick, Rhode Island
February 5, 2010

-3-

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION FOR
NONCARRYING, NONCLEARING BROKER DEALERS
December 31, 2009

ASSETS

Cash and cash equivalents	$	61,912
Accounts receivable, clearing organizations		159,025
Securities owned:		
Marketable securities at market value		65,942
Office furniture and equipment, at cost, less		
accumulated depreciation of $40,035		14,260
TOTAL ASSETS	$	301,139

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	3,399
Accrued wages		108,025
Other accrued expenses		16,592
TOTAL LIABILITIES		128,016
Stockholders' Equity:		
Common stock, $1 par value, authorized 8,000 shares,		
issued and outstanding, 200 shares		200
Additional paid-in capital		5,000
Retained earnings		167,923
Total Stockholders' Equity		173,123
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	301,139

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2009

Revenue:		
Investment advisory fees	$	572,613
Registered representative commissions		203,516
Broker-dealer house income		131
Financial planning fees		1,350
Dividend income		1,835
Unrealized gains on investments		14,852
Total Revenues		794,297
Expenses:		
Employee compensation and benefits		556,363
Communications and data processing		18,905
Occupancy		22,598
Other expenses		132,476
Total Expenses		730,342
Net Income	$	63,955

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at beginning of year	200	$ 200	$ 5,000	$ 141,168	$ 146,368
Add net income	-	-	-	63,955	63,955
Less Dividends paid	-	-	-	(37,200)	(37,200)
Balance at end of the year	200	$ 200	$ 5,000	$ 167,923	$ 173,123

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash Flows From Operating Activities:		
Net income	$	63,955
Adjustment to reconcile net income to		
net cash provided by operating activities,		
Depreciation		5,109
Unrealized gain on marketable securities		(14,853)
Increase in accounts receivable		(35,424)
Decrease in prepaid rent		1,800
Decrease in accounts payable		(822)
Increase in accrued wages		4,449
Decrease in other accrued expenses		(3,253)
Net Cash Provided By Operating Activities		20,961
Cash Flows From Investment Activities:		
Purchase of property and equipment		(1,919)
Purchase of marketable securities		(2,100)
Net Cash Used In Investment Activities		(4,019)
Cash Flows Used In Financing Activities:		
Cash dividends paid		(37,200)
Net Decrease In Cash and Cash Equivalents		(20,258)
Cash and cash equivalents, beginning of the year		82,170
Cash and cash equivalents, end of year	$	61,912

The accompanying notes are an integral part of these financial statements.

Note 1: <u>Summary of Significant Accounting Policies</u>

<u>Nature of Business</u> - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based, and are received from independent broker/dealers and clients.

<u>Basis of Accounting</u> - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting. The Company is engaged in business as a securities broker-dealer and a Securities Exchange Commission's Registered Investment Advisor, which comprise several classes of services, including principal transactions, investment advice services and financial planning fees.

<u>Advertising and Marketing</u> - The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2009 was $17,755.

<u>Office Furniture, Equipment and Depreciation</u> - Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years for financial statement purposes.

<u>Clearing Agreements</u> - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

<u>Investment Advisory Income</u> - Investment Advisor fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

<u>Commissions</u> - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

<u>Compensated Absences</u> - Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

The Company adopted a qualified sick pay plan on November 18, 2005 which entitles certain employees to compensation for a term of one year if they become disabled and cannot work. The plan will pay covered employees $10,000 per month for a maximum of 12 months for an amount not to exceed $120,000. No liability has been recorded in the accompanying financial statements since it is impractical to estimate an amount.

Note 1: **Summary of Significant Accounting Policies (Continued)**

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

The Company has elected to defer the adoption of the guidance for uncertainty in income taxes established by Income Tax Topic of the FASB Accounting Standards Codification. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

Marketable Securities - Marketable securities are valued at market, and securities not readily marketable are valued at fair market value as determined by management.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2: **Accounts Receivable, Clearing Organizations**

Accounts receivable of $159,025, at December 31, 2009, represents amounts due from clearing organizations and are considered fully collectible.

Note 3: **Net Capital Requirements**

The company is subject to the Securities and Exchange Commissions Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $97,782, which was $89,248 in excess of its required net capital requirement of $8,534. The Company's net capital ratio was 1.31 to 1.

Note 4: **Related Party Transaction**

The Company leases its operating facility from an LLC, whose members are the shareholders of the Company. Rent increased to $1,800 per month during the year 2005 to reflect the new lease signed which is in effect until December 31, 2015. Future minimum rent payments will be adjusted annually on January 1 of each year based upon the increase in the Consumer Price Index. Rent expense amounted to $21,600 in 2009.

Note 4: **Related Party Transaction (continued)**

Future minimum rent payments are as follows:

2010	$ 21,600
2011	21,600
2012	21,600
2013	21,600
2014	21,600
Thereafter	21,600
	$129,600

Note 5: **Marketable Securities at Market Value**

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $65,942 as of December 31, 2009.

Note 6: **Simple IRA Plan**

The Company has adopted a Simple IRA Plan for all qualified employees in which it will match dollar for dollar up to three percent of employee compensation. The Company is required to contribute to the Plan for a five year period. The minimum level of matching is three percent of compensation for three out of the five years and one percent to three percent for the remaining two years. Employer contributions amounted to $16,092 for year three of the Plan ended December 31, 2009.

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Net Capital

Total Stockholders' Equity	$	173,123
Deductions and/or charges		
Non allowable assets		
Property and equipment, at cost-net of accumulated depreciation		14,260
Accounts receivable allocation		51,000
Net Capital, Before Haircuts on Securities Portion		107,863
Haircuts on securities		
Money market funds		190
Mutual funds		9,891
Total Haircuts		10,081
Net Capital	$	97,782
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	3,399
Accrued wages		108,025
Other accrued expenses		16,592
Total Aggregate Indebtedness	$	128,016
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	8,534
Excess net capital	$	89,248
Excess net capital @ 1000%	$	84,980
Ratio: Aggregate indebtedness to net capital		1.31 to 1

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.

COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.



DIGENNARO & PALUMBO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Wealth Management Resources, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Board of Directors
Wealth Management Resources, Inc.
Page 2

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiGennaro & Palumbo, LLP

DiGennaro & Palumbo, LLP
West Warwick, Rhode Island
February 5, 2010

DiGennaro & Palumbo, LLP

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

CERTIFIED PUBLIC ACCOUNTANTS

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPCAssessment Reconciliation

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, RI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Wealth Management Resources, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wealth Management Resources, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wealth Management Resources., Inc.'s management is responsible for the Wealth Management Resources, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1 to March 31, 2009 income summary by customer, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers of cash receipts journals and income by customer noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers of cash received and income by customer supporting the adjustments noting no differences; and

Board of Directors
Wealth Management Resources, Inc.
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiGennaro & Palumbo, LLP
West Warwick, RI
February 5, 2010